Shareholder Special Meeting:  February 22, 2010

Record Date Share Positions:  4,098,251.000

Shares Voted: 3,156,675.839

Percentage Voted:  77.024% of total shares

Votes FOR:  3,154,939.839 or 99.946% of voted shares

Votes AGAINST:  0

Abstain:  1,736.000 or .042% of total shares

AGREEMENT AND PLAN OF REORGANIZATION AND TERMINATION WAS APPROVED